AB 4/5

BB 3/29

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

06005527

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SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2006
WASH, D.C.
209

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42352

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

King Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Raritan Plaza 1, 110 Fieldcrest Avenue, 7th Floor
(No. and Street)

Edison, NJ 08818
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diana Cucciniello (732) 417-2200
(Area Code- Telephone Number)

PROCESSED
JAN 04 2007
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bernath and Rosenberg, P.C.
(Name - *if individual, state last, first, middle name*)

1430 Broadway New York, NY 10018
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

B 3/25

OATH OR AFFIRMATION

I, Diana Cucciniello swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of King Financial Services, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

GERALDINE SERGI
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES AUG. 6, 2008

Diana [signature]
Signature

Chief Financial Officer
Title

Geraldine Sergi [signature]
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

KING FINANCIAL SERVICES, INC.
FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2005

KING FINANCIAL SERVICES, INC.

CONTENTS

	PAGE
INDEPENDENT AUDITORS' REPORT	1-2
FINANCIAL STATEMENTS	
Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Stockholders' Equity (Deficit)	5
Statement of Changes in Subordinated Borrowings	6
Statement of Cash Flows	7
NOTES TO FINANCIAL STATEMENTS	8-10
SUPPLEMENTARY INFORMATION	
Schedule 1 - Computation of Net Capital Under Rule 15c3-1of the Securities and Exchange Commission	11
Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	12
Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	13
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5	14-15

BERNATH & ROSENBERG, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & FINANCIAL PLANNERS

James H. Bernath CPA/PFS, CFP
Jacob I. Rosenberg CPA/PFS, CFP

1430 Broadway, 13th Floor
New York, NY 10018-3308
Tel: (212) 221-1140
Fax: (212) 221-1944

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
KING FINANCIAL SERVICES, INC.
Edison, NJ

We have audited the accompanying statement of financial condition of KING FINANCIAL SERVICES, INC., a New York corporation as of December 31, 2005, and the related statements of operations, changes in stockholders' (deficit), changes in subordinated borrowings, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KING FINANCIAL SERVICES, INC. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I, II and III, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in a all material respects in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Bernath & Rosenberg, P.C.

BERNATH & ROSENBERG, P.C.
Certified Public Accountants

New York, New York
February 16, 2006

KING FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash	$1,119,795
Cash Segregated Under Federal Regulations	250,000
Deposits with Clearing Organizations	20,000
Securities Owned, at Market Value	8,924
Property and Equipment, Net	228,847
Other Assets	28,986
TOTAL ASSETS	1,656,552

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Liabilities:	
Payable to Non-Customers	10,162
Accounts Payable, Accrued Expenses and Other Liabilities	19,709
TOTAL LIABILITIES	29,871
Subordinated Borrowings	3,000,000
Commitments and Contingencies	
Stockholders' Equity (Deficit):	
Common Stock, No Par Value, 200 Shares Authorized; 100 Shares Issued and 85 Outstanding	500
Additional Paid-In Capital	541,350
Treasury Stock at cost, 15 Shares	(5,010)
Retained Earnings (Deficit)	(1,910,159)
TOTAL STOCKHOLDERS' EQUITY DEFICIT	(1,373,319)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY DEFICIT	$1,656,552

The accompanying notes are an integral part of these financial statements.

KINGS FINANCIAL SERVICES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES:	
Interest and Dividend Income	$46,609
Forfeiture of Deposit by Potential Acquirer	100,000
TOTAL REVENUES	146,609
EXPENSES:	
Cost of Services	70,678
Employee Compensation and Benefits	96,711
Communications and Data Service	53,248
Loss on Disposal of Fixed Assets	19,352
Depreciation and Amortization	227,251
Other Expenses	241,461
TOTAL EXPENSES	708,701
NET LOSS	$(562,092)

The accompanying notes are an integral part of these financial statements.

KING FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock Shares Outstanding Quantity	Amount	Treasury Stock	Additional Paid-in Capital	Retained Earnings	Total
Beginning Balance January 1, 2005	100	$500		$541,350	$(1,348,067)	$(806,217)
Net Loss					(562,092)	(562,092)
Repurchase Common Stock at Cost	-15		$(5,010)			(5,010)
Ending Balance December 31, 2005	85	$500	$(5,010)	$541,350	$(1,910,159)	$(1,373,319)

The accompanying notes are an integral part of these financial statements.

KING FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2005

BEGINNING BALANCE - January 1, 2005	$5,140,000
Repayments	(2,140,000)
ENDING BALANCE - December 31, 2005	$3,000,000

The accompanying notes are an integral part of these financial statements.

KING FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$(562,092)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and Amortization	227,251
Loss on Disposal of Fixed Assets	19,352
Changes in operating assets and liabilities:	
Cash Segregated Under Federal Regulations	450,000
Securities Owned at Market Value	115
Other Assets	34,096
Note Payable	(260,000)
Deposit with Clearing Organizations	3,080,001
Accounts Payable, Accrued Expenses and Other Liabilities	(4,897)
TOTAL ADJUSTMENTS	3,545,918
NET CASH PROVIDED BY OPERATING ACTIVITIES	2,983,826
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of Treasury Stock	(5,010)
Cash Flows Used in Investing Activities	(5,010)
CASH FLOWS FROM FINANCING ACTIVITIES	
Repayment of Subordinated Borrowings	(2,140,000)
NET CASH USED IN FINANCING ACTIVITIES	(2,140,000)
NET INCREASE IN CASH	838,816
CASH - Beginning	280,979
CASH - Ending	$1,119,795

The accompanying notes are an integral part of these financial statements.

KING FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization:
King Financial Services, Inc. (the "Company") is a self clearing broker dealer that traded proprietary accounts and provided clearing services through August 2004. The Company has been dormant since August 16, 2004.

The Company is registered with the Securities and Exchange Commission ("SEC"), and is a member of the National Association of Securities Dealers ("NASD"), and Securities Investors Protection Corporation (SIPC) .

Basis of Presentation:
The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company's business is providing brokerage and clearing services. Management will be starting a 1017 process to get the Company running again. The Company's continuation as a going concern is dependent on the outcome of this uncertainty.

Property and Equipment
Property and equipment are stated at cost. Depreciation is provided by both the straight line and accelerated methods over estimated useful lives of 3 to 7 years. Leasehold improvements are amortized on a straight-line basis over the term of the related lease or life of the asset, whichever is shorter.

Income Taxes
The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred income taxes have been determined using the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse. This method also allows for the recognition of deferred tax assets in the current period for the future benefit of net operating loss carryforwards and items for which expenses have been recognized for financial statement purposes, but will be deductible in future periods for income tax purposes. The temporary differences in these financial statements relate primarily to net operating loss carryforwards. A valuation allowance is provided for deferred tax assets if it is uncertain as to the future realization of these benefits. The deferred tax benefits have been offset by valuation allowances.

KING FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - CASH SEGREGATED UNDER FEDERAL REGULATIONS
Cash of approximately $250,000 has been segregated in a special reserve bank account for the exclusive benefit of customers and an introducing affiliated broker-dealer, respectively, pursuant to rule 15c3-3 of the Securities and Exchange Commission.

NOTE 3 - PROPERTY AND EQUIPMENT
Property and equipment consists of the following:

	Amount	Estimated Useful Lives
Computer Equipment	$930,944	5 Years
Leasehold Improvements	138,401	Terms of Leases
	1,069,345	
Less: Accumulated Depreciation and Amortization	(840,498)	
TOTAL	$228,847	

For the year ending December 31, 2005, depreciation and amortization expense amounted to $227,251.

NOTE 4 - SUBORDINATED BORROWINGS
Subordinated borrowings represent loans from stockholders and consist of the following:

Due Date	Interest Rate	Amount
May 2009	-0-	$3,000,000

NOTE 4 - SUBORDINATED BORROWINGS(continued)

These loans qualify as additional capital under the SEC Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Stockholders elected to forgo any interest on these subordinated borrowings as of June 2003.

NOTE 5 - TRANSACTIONS WITH RELATED PARTIES

During the year ended December 31, 2005, a stockholder acted as legal counsel to the Company and received $36,000 in fees.

NOTE 6 - RENT

The Company leases its office space on a month to month basis. Rent expense for the year ended December 31, 2005 amounted to $52,271.

NOTE 7 - CONCENTRATION OF CREDIT RISK

The Company has cash balances in banks in excess of the maximum amount insured by the Federal Deposit Insurance Corporation as of December 31, 2005.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $1,345,664 which was $1,095,664 in excess of its required net capital of $250,000. The Company's net capital ratio was .01 to1.

NOTE 9 - INCOME TAXES

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for the tax benefit of net operating loss and tax credit carryforwards, measured by enacted tax rates for years in which taxes are expected to be paid or recovered.

The deferred tax benefits have been offset in total by valuation allowances.

The Company had available estimated net operating loss carryforwards for Federal income tax purposes of approximately $2,500,000 at December 31, 2005, expiring at various dates from December 31, 2023 through December 31, 2025.

KING FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005
SCHEDULE 1

NET CAPITAL	
Total Stockholders' Equity	$(1,373,319)
Add: Subordinated Liabilities Allowable for Net Capital	3,000,000
Total Capital and Subordinated Liabilities Allowable for Net Capital	1,626,681
DEDUCTIONS AND CHARGES	
Property and Equipment, Net	228,847
Other Assets	28,986
Total Non-allowable Assets	257,833
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	1,368,848
HAIRCUTS ON SECURITIES	
Marketable Securities	23,184
NET CAPITAL	1,345,664
AGGREGATE INDEBTEDNESS	
Payable to Brokers and Dealers and Clearing Organization	
Payable to customers and Non-Customers	10,162
Accounts Payable, Accrued Expenses and Other Liabilities	19,710
Less:	
Adjustments for Deposits in Special Reserve Accounts	4,353
TOTAL AGGREGATE INDEBTEDNESS	25,519
MINIMUM CAPITAL REQUIRED	250,000
EXCESS NET CAPITAL OVER MINIMUM REQUIRED	$1,095,664
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.92

RECONCILIATION WITH THE COMPANY'S COMPUTATION

No material difference exists between this computation and the corresponding computation included in the Company's unaudited Form X-17A-5, Part II filing as of December 31, 2005.

See Independent Auditors' Report.

KING FINANCIAL SERVICES, INC.
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGES COMMISSION
DECEMBER 31, 2005

SCHEDULE II

	Credits	Debits
Free Credit Balances and Other Credit Balances in Customers' Security Accounts	$4,353	
Other Credits		
Total Credits		
Debit Balances in Customers' Accounts Excluding Unsecured Accounts		
Securities Borrowed and Customers' Securities Failed to Deliver		
TOTAL	4,353	
Excess Credits Over Debits	4,353	
Balance in Reserve Account as of December 31, 2005	250,000	
Balance in Reserve Account as of January 1, 2006	$250,000	

RECONCILIATION WITH THE COMPANY'S COMPUTATION

No material difference exists between this computation and the corresponding computation included in the Company's unaudited Form X-17A-5, Part II filing as of December 31, 2005.

See Independent Auditors' Report.

KING FINANCIAL SERVICES, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

SCHEDULE III

Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).

None

Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.

None

See Independent Auditors' Report.

KING FINANCIAL SERVICES, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

SCHEDULE III

Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).

None

Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.

None

See Independent Auditors' Report.

BERNATH & ROSENBERG, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & FINANCIAL PLANNERS

James H. Bernath CPA/PFS, CFP
Jacob I. Rosenberg CPA/PFS, CFP

1430 Broadway, 13th Floor
New York, NY 10018-3308
Tel: (212) 221-1140
Fax: (212) 221-1944

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

Board of Directors
King Financial Services, Inc.
Edison, NJ

In planning and performing our audit of the financial statements of KING FINANCIAL SERVICES, INC. (the "Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bernath & Rosenberg, P.C.

BERNATH & ROSENBERG, P.C.
Certified Public Accountants

New York, New York
February 16, 2006